

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2011

Via E-mail
Matthew J. Pfeffer
Corporate Vice President and
Chief Financial Officer
MannKind Corporation
28903 North Avenue Paine
Valencia, CA 91355

Re: MannKind Corporation
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on March 16, 2011
File No. 000-50865

Dear Mr. Pfeffer:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Management's Discussion & Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 51

1. Please provide us proposed disclosure to be included in future periodic reports explaining the changes in cash provided by/used in operating activities, investing activities and financing activities for all periods presented.

Notes to Consolidated Financial Statements
8. Senior convertible notes, page 79

2. Please provide us an analysis of whether the conversion option for all convertible notes issued should be a derivative liability.

14. Commitments and contingencies, page 86

3. Please provide us proposed disclosure to be included in future periodic reports for all legal proceedings to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated. Please refer to ASC 450-20-50-3 and 50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3854.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Accounting Branch Chief